February 7, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:
Palatin Technologies, Inc.

Registration Statement on Form S-3
File No. 333-226905
Acceleration Request

Ladies and Gentleman:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Palatin Technologies, Inc. (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-226905) (the “Registration Statement”), so that it may become effective at 9:00 a.m. (Eastern Time) on Wednesday, February 13, 2019, or as soon thereafter as practicable.

Please contact Faith L. Charles of Thompson Hine LLP at (212) 908-3905 with any comments or questions regarding the Registration Statement, this letter or related matters.

Very truly yours, Palatin Technologies, Inc.
By:	/s/ Stephen A. Slusher
Name:	Stephen A. Slusher
Title:	Chief Legal Officer

cc: Faith L. Charles, Thompson Hine LLP